File No. 70-10137

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              GEORGIA POWER COMPANY
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                      Janice G. Wolfe, Corporate Secretary
                              Georgia Power Company
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

             Thomas A. Fanning                  John D. McLanahan, Esq.
      Executive Vice President, Chief             Troutman Sanders LLP
      Financial Officer and Treasurer    600 Peachtree Street, N.E., Suite 5200
           The Southern Company                  Atlanta, Georgia 30308
        270 Peachtree Street, N.W.
          Atlanta, Georgia 30303




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The Application pending in the foregoing file is amended and restated in its entirety as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         Southern Electric Generating Company ("SEGCO") is an Alabama corporation and a subsidiary of Alabama Power Company ("Alabama") and Georgia Power Company ("Georgia"), each of which owns 50% of SEGCO's outstanding common stock. Alabama and Georgia are, in turn, wholly-owned subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). SEGCO is the owner of Units 1 through 4 of the Ernest C. Gaston Steam Plant near Wilsonville, Alabama (the "Plant"). Alabama, as agent of SEGCO, operates the Plant pursuant to a contract between SEGCO and Alabama and furnishes coal to SEGCO as fuel for its units. SEGCO's revenues are derived from the sale of its output to Alabama and Georgia, each of which is entitled to one-half of SEGCO's capacity and energy.

         SEGCO has obtained an order dated November 5, 2001 from the Alabama Public Service Commission (the "APSC") authorizing SEGCO to issue promissory notes and commercial paper in an aggregate principal amount not to exceed $80,000,000. Alabama has obtained an order dated November 5, 2001 from the APSC authorizing Alabama to assume obligations as a guarantor in connection with the issuance of promissory notes by SEGCO in an amount not in excess of $50,000,000 whereby Alabama will guarantee the due and punctual payment of SEGCO's payment obligations thereunder. Such APSC authorizations extend through December 31, 2003. SEGCO's issuance of such promissory notes and Alabama's execution of such guarantee are exempt from Section 6(a) of the Act pursuant to Rule 52 promulgated thereunder. Also, Alabama's guarantee of SEGCO's payment obligations is exempt from Section 12(b) of the Act pursuant to Rule 45 promulgated thereunder.


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         On May 22, 2003, SEGCO issued its Series A 4.40% Senior Notes due May
15, 2013, in an aggregate principal amount of $50,000,000 (the "Series A Senior Notes") pursuant to a Senior Note Indenture dated as of May 1, 2003 between SEGCO and J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture dated as of May 22, 2003. Alabama has irrevocably and unconditionally guaranteed the due and punctual payment of principal, premium, if any, and interest on the Series A Senior Notes when and as the same shall become due and payable whether at maturity or otherwise (the "Guarantee"). The Guarantee is a direct, unsecured and unsubordinated obligation of Alabama ranking equal in right of payment with all other unsecured and unsubordinated obligations of Alabama.

         In connection with the issuance of the Series A Senior Notes and the Guarantee, Georgia proposes to deliver a letter or letters (the "Letter") to Alabama substantially in the form of Exhibit B hereto pursuant to which Georgia will agree to reimburse Alabama pro rata (based on Georgia's ownership of outstanding equity securities of SEGCO as of the date payment is due) for payments made by Alabama under the Guarantee. The Letter will provide that the commitment of Georgia thereunder will terminate at any time Georgia ceases to own an interest in SEGCO. The Commission has previously granted Georgia authority to enter into a similar reimbursement arrangement with Alabama in connection with issuances of pollution control bonds for the benefit of SEGCO.1




____________________

1 See, e.g., Southern Electric Generating Co. et al., Holding Company Act Release No. 35-25256, dated February 12, 1991.



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ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

               The fees and expenses to be incurred by Georgia in connection herewith are estimated to be $10,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         Section 12(b) of the Act and Rules 45 and 54 thereunder are applicable to the proposed transaction. Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2003, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $275.9 million, or 5.71% of Southern's "consolidated retained earnings," also as defined as Rule 53(a)(1) as of March 31, 2003 ($4.835 billion). 2

_________________________

 2 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. II, Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance for the related loans, which totaled approximately $422 million as of March 31, 2003.


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         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

ITEM 4.  REGULATORY APPROVAL.

         No state commission has jurisdiction with respect to the subject transactions and no federal commission other than the Commission has jurisdiction with respect thereto.


ITEM 5.  PROCEDURE.

         It is hereby requested that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Georgia hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders in this matter unless the Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a) Exhibits:
                  Exhibit B       Form of Letter.*

                  Exhibit D-1     Order of the APSC with respect to Alabama.*

                  Exhibit D-2     Order of the APSC with respect to SEGCO.*

                  Exhibit F       Opinion of Troutman Sanders LLP, counsel for
                                  Georgia.*

                  Exhibit G       Proposed form of notice.*

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                  Exhibit H       Senior Note Indenture, dated May 1, 2003,
                                  between SEGCO and J.P. Morgan Trust
                                  Company, National Association, as Trustee.

                  Exhibit I First Supplemental Indenture, dated May 22, 2003, between SEGCO and J.P. Morgan Trust Company, National Association, as Trustee.

         (b)      Financial Statements:

                  Balance sheet of Georgia at March 31, 2003. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2003, File No. 1-6468.)

                  Statement of Income of Georgia for the period ended March 31, 2003. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2003, File No. 1-6468.)

*Previously filed.

         Since March 31, 2003, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia from that set forth in or contemplated by the foregoing financial statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         A. As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Georgia's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         B. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 3, 2003



                                     GEORGIA POWER COMPANY


                                     By /s/Wayne Boston
                                          Wayne Boston
                                          Assistant Secretary